[Letterhead of Cozen O’Connor]

Richard J. Busis Direct Phone 215-665-2756 Direct Fax 215-701-2456 RBUSIS@COZEN.COM August 19, 2005 VIA EDGAR FILING

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop: 3561 Attention: Mr. H. Christopher Owings, Assistant Director

Re:	South Jersey Gas Company
Registration Statement on Form S-3 filed July 22, 2005
File No. 333-126822
Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for the Fiscal Quarters ended March 31, 2005 and June 30, 2005
File No. 0-22211

Ladies and Gentlemen:

On behalf of South Jersey Gas Company (the “Company”), we are hereby responding to the comments of the Commission staff as set forth in the letter of H. Christopher Owings, Assistant Director, dated August 11, 2005 with respect to the Company’s Registration Statement on Form S-3 filed July 22, 2005.

For ease of reference, the responses have been numbered to correspond to the comments as numbered in the comment letter.

Securities and Exchange Commission
August 19, 2005

Form 10-K for the Year Ended December 31, 2004

Management’s Discussion & Analysis, page 12

Commodity Market Risks, page 22

1.  The requested revisions will be made in future filings as required by Item 305 of Regulation S-K.

Note 1—Summary of Significant Accounting Policies, page 30

Operating Revenues, page 31

2. The transfer of the appliance service business became effective as of September 1, 2004. Accordingly, the results of operations related to the appliance service business are included in the Company’s financial statements for each period through August 31, 2004. Beginning September 1, 2004, such results are not included. The removal of the appliance service business’ results of operations can be seen by the reduced appliance service business revenues for the year ended December 31, 2004 set forth in the revenue table entitled “Comparative Operating Statistics” on page 11 of the Company’s Form 10-K as such revenues were included only through August 31, 2004.

Note 11—Employee Benefit Plans, page 41

3.  The "Amortization of Loss and Other" component of FAS 106 expense for fiscal years 2004 and 2003 consists of the following (in thousands):

	2004	2003
Loss Amortization	$284	$454
Prior Service Cost Amortization	(154)	(81)
Total Amortization of Loss and Other	$130	$373

The change in Loss Amortization was attributable to an asset gain during the period of January 1, 2003 to December 31, 2003 and assumption changes on January 1, 2004, both of which lowered the unrecognized loss. These assumptions were summarized in the actuarial assumption table on page 44 of the Company’s Form 10-K.

The change in Prior Service Cost Amortization was primarily attributable to a plan amendment in 2004. This amendment placed caps on the amount of the premium the Company pays for all employees eligible for postretirement health care as described in the footnote on page 43 of the Company’s Form 10-K.

Securities and Exchange Commission
August 19, 2005

Note 13—Commitments and Contingencies, page 46

4. [Confidential Treatment Requested by South Jersey Gas Company (item no. R-4) — The information contained in this response no. 4 has been submitted to the Commission supplementally pursuant to Rule 83 of the Freedom of Information Act.]

General

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact me at (215) 665-2756 or my colleague Scott Brucker at (215) 665-3710.

                Sincerely,

                COZEN O’CONNOR

                /s/ Richard J. Busis

                BY: RICHARD J. BUSIS